UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check One): ?Form 10-K ?Form 20-F ?Form
11-K ?Form 10-Q ?Form N-SAR

For Period Ended:   May 31 2003
[      ] Transition Report on Form 10-K
[      ] Transition Report on Form 20-F
[      ] Transition Report on Form 11-K
[      ] Transition Report on Form 10-Q
[      ] Transition Report on Form N-
SAR
For the Transition Period Ended:
____________________________________________
______________________




lf the notification relates to a portion of the filing checked above, identify the item
(s) to which the notification relates:

PART I  - -  REGISTRANT INFORMATION
    Olympic Resources Ltd.
Full Name of Registrant


Former Name if Applicable

525 999 West Hasting St.

Address of Principal Executive Office
(Street and Number)

   Vancouver, B.C. V6C 2W2
City, State and Zip Code

PART II - - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be
completed. (Check box if appropriate)

(a) The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K, or Form N-SAR, or portion
thereof, will be filed on or before the
fifteenth calendar day following the
prescribed due date; or the subject
quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other
exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - - NARRATIVE

The Registrant's recent activities have
delayed the preparation and review of this report.


PART IV - OTHER INFORMATION
(l) Name and telephone number of person to
contact in regard to this notification
    Patrick Forseille
	604			689-1810
            (Name)      	 		(Area
Code)              (Telephone Number)
(2)	Have all other periodic reports
required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).
								?
Yes  ? No


(3)	Is it anticipated that any significant
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
				? Yes ? No

	See attached.



				Olympic Resources Ltd.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 15, 2003				By    /s/
Patrick Forseille, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U. S. C.  1001).







ATTACHMENT PAGE TO FORM 12b-25
OLYMPIC RESOURCES LTD.

PART IV - - OTHER INFORMATION

Registrant will report a net loss of
$145,061 for the three months ended May 31, 2003, and reported a net loss of $68,849 for the three months ended May 31, 2002.
Registrant will also report gas revenues of $351,914 for the three months ended May 31, 2003, and gas revenue of $68,038 for the three months ended May 31, 2002. The increase in net loss for the current period is due to an increase in depletion expense and losses on the sale of marketable securities.